FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 12, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on April 24, 2003.

Be it resolved:

I.

1.1.          That the annual general meeting of shareholders of the Company be called on the initiative of the Board of Directors.

1.2.          That the following matters be included, on the initiative of the Board of Directors, in the agenda of the annual general meeting:

1.               Election of the members of the Counting Committee.

2.               Amendment of the Company’s charter.

3.               Ratification of a new version of the Bylaw on the Board of Directors.

4.               Concerning the approval of interested party transactions.

1.3.          That the following agenda of the annual general meeting of shareholders be approved:

1.               Election of the members of the Counting Committee.

2.               Ratification of the annual report and annual financial statements, including the income statement, and distribution of the Company’s profit—including payment (declaration) of dividends—and losses of the Company for the financial year.

3.               Confirmation of the Company’s auditor for 2003.

4.               Amendment of the Company’s charter.

5.               Ratification of a new version of the Bylaw on the Board of Directors.

6.               Election of the members of the Company’s Board of Directors.

7.               Election of the members of the Company’s Audit Committee.

8.               Concerning the approval of interested party transactions.

1.4.          That the following candidates be included, on the initiative of the Board of Directors, in the list of candidates for the Counting Committee to be elected at the annual general meeting of shareholders: E. S. Solntseva, I. A. Tyusina, I. A. Gromova, N. Yu. Nosova, and I. M. Kolesnikov.

1.5.          That the following candidates be included, on the initiative of the Board of Directors, in the list of candidates for the Board of Directors to be elected at the annual general meeting of shareholders: Guy de Selliers, M. V. Dubinin, Michael O’Neill, A. S. Orlov, S. A. Plastinin, V. A. Tutelyan, V. N. Sherbak, D. Iakobachvili, E. G. Yasin, Ernst Linwood Tipton, and J. B. Mark Mobius.

1.6.          That the following candidates be included, on the initiative of the Board of Directors, in the list of candidates for the Audit Committee to be elected at the annual general meeting of shareholders: I. N. Bocharova, E. V. Gorshechnikova, E. B. Kuznetsova, N. N. Kolesnikova, M. A. Naumova, N. V. Romanova, and E. V. Smirnova.

1.7.          That a presidium composed as follows be appointed for the annual general meeting of shareholders of WBD Foods: chairman of the meeting: David Iakobachvili; secretary of the meeting: Aleksandr Alekseevich Kirichenko.

1.8.          That the following terms and procedure for holding the annual general meeting of shareholders of the Company be approved:

1.               Date of the meeting: June 18, 2003;

2.               Time of the meeting: registration of shareholders to start at 10:00 a.m.; registration to end at 11:00 a.m.; meeting to start at 11:15 a.m. Moscow time.

3.               Place of the meeting: d. 16/15 Yauzsky bulvar, room 306, Moscow, Russian Federation.

4.               Form of the meeting: assembly (joint attendance of shareholders).

1.9.          That April 30, 2003 (at the end of the registrar’s business day) be confirmed as the date of preparation of the list of persons entitled to participate in the annual general meeting of shareholders; that registration of shareholders (or their representatives) to participate in the annual general meeting be held on June 18, 2003, from 10:00 a.m. to 11:00 a.m. at the following address: d. 16/15 Yauzsky bulvar, room 306, Moscow, Russian Federation.

Registrants must present documentary proof of identity, as well as documents confirming their authority: a power of attorney and/or other documents in accordance with current legislation of the Russian Federation.

1.10.        That the form and text of the ballot papers for voting at the annual general meeting of shareholders be approved (Annex 1).

1.11.        That the text of the notice of the annual general meeting of shareholders be approved (Annex 2).

1.12.        That the following procedure be established for giving notice of the annual general meeting of shareholders: no later than 20 days before the date of the meeting, a notice of the meeting will be sent by registered mail or delivered by hand against signature for receipt to each person named in the list of persons entitled to participate in the meeting, and also published in the Wall Street Journal (New York, USA).

1.13.        That the following list of information (materials) to be provided to shareholders in preparation for the annual general meeting and following procedure for acquainting them with such information be established:

1.               Information on candidates for the Counting Committee.

2.               Information on candidates for the Board of Directors.

3.               Information on candidates for the Audit Committee.

4.               Materials concerning matters on the agenda.

From the time the notice of the meeting is published in the Wall Street Journal, shareholders of the Company may acquaint themselves with the materials to be provided to them in preparation for the meeting and obtain copies of such materials at the following address: d. 16/15, Yauzsky bulvar, Moscow, Russian Federation, on business days from 9:00 a.m. to 4:00 p.m. Moscow time. Shareholders may send written remarks and proposals concerning items on the agenda to: Russian Federation, Moscow, Yauzsky bulvar, d. 16/15, WBD Foods OJSC.

II.

2.1. That the quantitative composition of the Management Board be determined as 8 (eight) members.

2.2. That Mr. M.V. Kondyrev be appointed as a member of the Management Board from April,25,2003 for the 3-years term.

2.3. That the total composition of the Management Board be approved :

1) Chairman of the Management Board – S.A. Plastinin

Management Board members:

2) M.O. Byrdin

3) D.S. Kolokatov

4) L.A. Kompaniets

5) M.V. Kondyrev

6) D.V. Kupriyanov

7) V.V. Preobrazhensky

8) P.A. Smirnov

III.

In connection with the closing of the placement by Wimm-Bill-Dann Foods Open Joint-Stock Company of interest-bearing non-convertible bearer bonds, Series 01, subject to mandatory centralized custody, to approve the Closing Report on the Issue of interest-bearing non-convertible bearer bonds, Series 01, by Wimm-Bill-Dann Foods Open Joint-Stock Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: May 12, 2003